UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 11-K


(Mark One)


 [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934


                    For the fiscal year end December 31, 2006


                                       OR


 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934


             For the transition period from ______________________to


                         Commission File Number: 0-12870



 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      First National Bank of Chester County
                               9 North High Street
                             West Chester, PA 19381

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


Trustees
First National Bank of Chester County Retirement Savings Plan


     We have audited the accompanying statements of net assets available for plan benefits of the First National Bank of Chester County Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year)and assets (acquired and disposed of within the year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
June 29, 2007

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                      -------------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 ----------------------------------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------




            Assets                                   2006                2005
            ------                                   ----                ----

Cash and cash equivalents                         $   23,269      $    7,883,859

Investments, at fair value (see Note B)
   Stable value fund                               2,477,070                   -
   Mutual funds                                    8,848,141           1,484,386
   Common stock                                    1,644,778           1,593,950
   Participants' loans                               246,712             315,402
                                                  ----------           ---------
       Total investments                          13,216,701           3,393,738
                                                  ----------           ---------

Receivables
  Employer's fixed contribution receivable           398,899             357,112
  Employer's matching contribution receivable              -              10,876
  Employees' contribution receivable                       -              22,880
  Interest and dividend income receivable              7,348              11,759
                                                  ----------           ---------
       Total receivables                             406,247             402,627
                                                  ----------           ---------
       Net Assets Available For Plan Benefits     13,646,217          11,680,224
                                                  ----------          ----------


















The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                      -------------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
           --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2006
                      ------------------------------------




                                                      2006
                                                      ----
Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value
       of investments                            $  855,638
   Interest                                         126,080
   Dividends                                        319,161
                                                  ---------
                                                  1,300,879
                                                  ---------

Contributions:
   Employer's-fixed                                 398,899
   Employer's-matching                              338,752
   Participants'                                    750,820
   Participants' rollover                         1,457,688
                                                  ---------

                                                  2,946,159
       Total Additions                            4,247,038
                                                  ---------

Deductions from net assets attributed to:
   Benefits paid to participants                  2,255,573
   Administrative expenses                           25,472
                                                  ---------
       Total deductions                           2,281,045
                                                  ---------

       Net Increase                               1,965,993
                                                  ---------

Net Assets Available For Plan Benefits
   Beginning of year                             11,680,224
                                                 ----------
   End of Year                                  $13,646,217
                                                 ==========





The accompanying notes are an integral part of this statement

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                      -------------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note A - Description of Plan
----------------------------

     The following description of First National Bank of Chester County Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General
         -------

         The  Plan is a  401(k) defined  contribution  plan covering   eligible
         employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The Plan administrator is First National Bank of Chester County (the "Bank").

         Eligible   employees   for   purposes  of  making   salary   reduction
         contributions means any employee who has completed 90 days of service and has attained the age of 21.

         Eligible employees with respect to discretionary profit sharing contributions means any employee who was eligible for making salary reduction contributions and has also completed one year of service.

         Contributions
         -------------

         Each year, participants may contribute a percentage of compensation up to the maximum allowed by law not to exceed $15,000 in 2006. If a participant is 50 or older, they can elect to defer additional amounts (catch-up contributions) to the plan up to $5,000 in 2006. The Company contributes 75% of the amount of the salary reduction the participant elects to defer up to 5% of their annual compensation. The matching contribution is made in cash and is invested based upon each participant's investment choice.

         An additional discretionary contribution may be allocated among participants eligible to share in the contribution for the Plan year. The contribution is allocated to the participants' account in an amount equal to 3% of compensation up to $30,000 and an additional 6% of annual compensation in excess of $30,000 up to $220,000. The discretionary contribution is made in cash and is invested based upon each participant's investment choice.

         The amount of employer contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to participants.

         Participant Accounts
         --------------------
         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, (b) the Company's discretionary contribution and (c) Plan earnings after administrative expenses. Allocation of Plan earnings are based on the participant's accounts as of the preceding valuation date.

         Vesting
         -------
         Participants' are immediately vested in their contributions. Vesting in the Company's contribution portion of their accounts is as follows:

                      Years of Service               Percentage
                      ----------------               ----------
                       Less than 1                           0%
                       1 but less than 2                    33%
                       2 but less than 3                    66%
                       3 or more                           100%

                     FIRST NATIONAL BANK OF CHESTER COUNTY
                     -------------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note A - Description of Plan
----------------------------

         Participants' loans
         -------------------
         Participants may borrow from their fund accounts, a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants' account and bear interest at rates ranging from 5.00% to 9.25% which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

         Payment of benefits
         -------------------
         On termination of service due to death, disability or retirement, all distributions from the Plan will be made in one lump-sum payment in cash or in property allocated in the participant's account.

         If a participant's employment with the Company is terminated for any other reason than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant. If their account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining their account balance with the Plan for an annual fee.

         Forfeited accounts
         ------------------
         At December 31, 2006 and 2005 forfeited non-vested accounts totaled $55,431 and $39,658, respectively. Those amounts may be used for several purposes such as the payment of Plan expenses. Any forfeitures attributable to matching or discretionary contributions not used by the Plan will be used to reduce employer contributions to the Plan.


Note B - Summary of Significant Accounting Policies
---------------------------------------------------

         Use of Estimates
         ----------------
         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Cash and cash equivalents
         -------------------------
         For purposes of the financial statements, the Plan considers all money market funds to be cash equivalents.

         Investment Valuation and Income Recognition
         -------------------------------------------
         The Plans investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of First Chester County
         Corporation's common stock are valued at quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date  basis.
         Interest  is  accrued  as  earned.   Dividends  are  recorded  on  the
         ex-dividend date.

         Payment of Benefits
         -------------------
         Benefits are recorded when paid.

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                      -------------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note B - Summary of Significant Accounting Policies (cont.)
-----------------------------------------------------------

         Risks and Uncertainties
         -----------------------
         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefit.

         New Accounting Pronouncements
         -----------------------------
         In  December   2005,   the  Financial   Accounting   Standards   Board
         (FASB)issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. Management has adopted the FSP for the plan year ending December 31, 2006.

         Investment Contract with Insurance Company
         ------------------------------------------
         In 2006, the Plan entered into an investment contract with the Lincoln National Life Insurance Company. The contract allows the Plan to offer an investment option, Lincoln Stable Value Account, with a guaranteed rate of return. Once invested in this fund, the participant may be limited under certain circumstances to transfer or withdraw funds from the investment. In accordance with the provisions of SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans," the stable value account was determined to be fully benefit-responsive by the plan administrator; accordingly, it is stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), which approximates fair value.

         There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate for the years ended December 31, 2006 was approximately 3.21%. The crediting interest rate is based on a formula agreed upon with the issuer, but in no event is less than 1.75%. Such interest rates are reset quarterly.

         Generally there are not any events that could limit the ability of the plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                      -------------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note C - Investments
--------------------
         The following presents investments that represent 5% or more of the Plan's net assets:

                                                           December 31,
                                                      2006               2005
                                                      ----               ----
Lincoln Stable Value Account
     2,477,070 and 0 shares, respectively        $ 2,477,070     $         -
American Funds - Bond Fund of America
       74,441 and 0 shares, respectively             991,557               -
American Funds - EuroPacific Growth
       21,422 and 0 shares, respectively             983,277               -
Davis NY Venture A
       32,090 and 0 shares, respectively           1,236,108               -
Delaware American Services A
       37,274 and 0 shares, respectively             689,575               -
Goldman Sachs Mid Cap Value A
       22,115 and 0 shares, respectively             854,295               -
Van Kampen Comstock R
       86,946 and 0 shares, respectively           1,673,707               -
Vanguard 500 Index
       11,640 and 12,917 shares, respectively      1,520,115           1,484,386
First Chester County Corporation Common Stock
       76,974 and 83,235 shares, respectively      1,644,778           1,593,950

     During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $855,638 as follows:

                                                       2006
                                                       ----
        Mutual funds                              $  689,812
        Common stock                                 165,826
                                                     -------
                                                  $  855,638
                                                     =======

Note D - Related Party Transactions
-----------------------------------
     Certain Plan assets are invested in shares of common stock of First Chester County Corporation, the parent company of the Bank. In addition, the Bank is the plan sponsor and administrator. Accordingly, these transactions qualify as party-in-interest.

Note E - Plan Termination
-------------------------
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note F - Tax Status
-------------------
     The Trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated February 12, 2003 from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate as designed.

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                      -------------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------
                                 EIN 23-1209886
                                 --------------

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         --------------------------------------------------------------

                                DECEMBER 31, 2006
                                -----------------



     (a)                (b)                      (c)                     (d)               (e)

                   Identity of
  Party in      issuer, borrower,                                                       Current
  interest     lessor, or similar     Description of investment          Cost            Value
                      party


               Lincoln                2,477,070 shares of Lincoln     $2,477,070      $2,477,070
                                      Stable Value Account


               Wilmington Trust       23,269 shares of Wilmington        23,269           23,269
                                      Trust Prime Money Market


               American Funds         74,441 shares of American         982,752          991,557
                                      Funds Bond Fund of America R3


               AIM                    3,577 shares of AIM Real          115,114          120,297
                                      Estate A


               American Funds         21,422 shares of American         907,081          983,277
                                      Funds EuroPacific Growth R3


               American Funds         19,368 shares of American         608,201          628,488
                                      Funds Growth Fund of America
                                      R3


               Baron                  2,883 shares of Baron Small        69,505           65,823
                                      Cap


               Davis Funds            32,090 shares of Davis NY        1,103,256       1,236,108
                                      Venture A


               Delaware               37,274 shares of Delaware         624,286          689,575
               Investments            American Services A


               Diamond Hill Funds     3,403 shares of Diamond Hill       84,206           84,899
                                      Small Cap A


               Goldman Sachs          22,115 shares of Goldman          795,420          854,295
                                      Sachs Mid Cap Value A


               Van Kampen             86,946 shares of Van Kampen      1,569,662       1,673,707
                                      Comstock R


               Vanguard               11,640 shares of Vanguard        1,180,507       1,520,115
                                      500 Index


               First Chester          76,974 shares of First           1,477,625       1,644,778
      *        County Corp            Chester County Corp Common
                                      Stock


               Plan Participants      Participant loan balances         246,712          246,712
                                      outstanding (interest rates
                                      of 5.00% - 9.25%)


                                                                                      13,239,970

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                      -------------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------
                                 EIN 23-1209886
                                 --------------

                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                    ----------------------------------------
                   (ACQUIRED AND DISPOSED OF WITHIN THE YEAR)
                   ------------------------------------------

                                DECEMBER 31, 2006
                                -----------------



           (a)                          (b)                                   (c)               (d)

   Identity of Issuer,
   Borrower, Lessor, or                                                     Cost of        Proceeds of
      Similar Party                Description of Investment              Acquisition      Disposition

Lincoln                     Lincoln Stable Value Account                   1,023,944        1,023,944

Wilmington Trust            Wilmington Trust Prime Money Market           12,943,173       12,943,173

American Funds              American Funds Bond Fund of America R3           174,430          174,385

AIM                         AIM Real Estate A                                  3,527            3,874

American Funds              American Funds EuroPacific Growth R3             151,593          164,545

American Funds              American Funds Growth Fund of America R3          73,082           74,601

Baron                       Baron Small Cap                                   13,031           12,539

Davis Funds                 Davis NY Venture A                               265,935          275,807

Delaware Investments        Delaware American Services A                     165,442          173,675

Diamond Hill Funds          Diamond Hill Small Cap A                          13,464           13,726

Goldman Sachs               Goldman Sachs Mid Cap Value A                    362,897          374,368

Van Kampen                  Van Kampen Comstock R                            290,207          296,663


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           First National Bank of Chester County
                                           Retirement Savings Plan

                                           By: /s/ John Balzarini
                                           ----------------------
                                           John Balzarini
                                           Chief Financial Officer
                                           First National Bank of Chester County